U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

December, 2003

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

January 7, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 20-03

December 1, 2003

ASX Symbol - AGY

ARGOSY CONFIRMS PRESENCE OF DIAMONDIFEROUS GRAVELS AT ITS ALBETROS PROJECT AND NEGOTIATES EXTENSION OF ITS EXISTING AGREEMENTS

Argosy Minerals Inc. ("Argosy") is pleased to announce excellent progress with its large diameter auger bulk sampling programme currently being conducted on the Albetros Diamond Project in Namaqualand, South Africa.

Diamonds have been recovered from all gravel samples treated to date.  Thirteen drill holes have been completed and have generated 25 gravel samples, of which only 3 have been fully processed.  Gravels are being treated at a nearby dense media separation processing facility and the diamonds are recovered by hand sorting of concentrates under laboratory conditions in a high security environment.  Until the sampling programme is completed and all relevant statistics compiled regarding the diamonds recovered, it is considered premature to release individual results.  Argosy is encouraged by results to date which confirm the diamondiferous nature of the gravels being sampled from its Megalodon Channel, previously described.

In addition Argosy has negotiated a further extension to the terms of its agreement with Albetros Inland Diamond Exploration Company Pty Ltd over the Albetros project. The extension to the agreement with Albetros will enable Argosy to introduce a Black Empowerment Entity ("BEE") to this project to comply with current South African Mining Charter requirements.  Argosy has extensive experience in this regard and has already entered into advanced discussions with such BEE groups regarding this opportunity.  The selected BEE group will earn a 15% stake in the project and be responsible for all aspects relating to empowerment and upliftment of local communities.

In terms of the revised agreement Argosy has until August 31 2004 to fully evaluate the confirmed diamond potential at the Albetros Project.  This has been achieved in close co-operation with Albetros and a revised schedule of monthly option payments has been agreed to.  If Argosy decides to exercise its option it will own 85% of the Albetros project at a total cost of R17 million.  All option fees paid to date and payable are deductible from the purchase price should Argosy proceed.

Continued...

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

Information in this report that relates to a statement of exploration results is based on information compiled by Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol).  Hugh Durey is a consultant to Argosy Minerals Inc. and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a competent person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and/or Reserves".

For further information contact:

Peter H Lloyd, Chief Executive Officer Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 21-03

December 11, 2003

ASX Symbol - AGY

FURTHER PROGRESS WITH THE ALBETROS DIAMOND PROJECT - ACCELERATED PROCESSING OF CONCENTRATES AND FINALISING BLACK ECONOMIC EMPOWERMENT FOR THE PROJECT

Argosy Minerals Inc ("Argosy") is pleased to announce further progress at its Albetros Diamond Project in Namaqualand, South Africa held under an option to acquire an 85% interest in Albetros Inland Diamond Company Pty Ltd ("Albetros"), the owner of the project, for R17 million.

Drilling by Argosy to date has resulted in an initial gravel estimate in excess of 15mt in well defined major palaeochannels, two of which, Megalodon and Sidewinder are being bulk sampled.  Currently Argosy is conducting a large diameter auger ("LDA") drill programme to establish the diamondiferous nature of these gravels as well as to establish additional gravel resources using rotary air blast drilling ("RAB").

1)

INCREASED THROUGHPUT AT THE DENSE MEDIA AND DIAMOND SORTING LABORATORIES TO ACCOMMODATE HIGHLY ANOMALOUS HEAVY MINERAL CONCENTRATIONS

To date, Argosy has drilled 22 LDA holes (2.5m in diameter) within the Megalodon Channel in clusters, at 8 sites to intersect gravels that average 4.3m in thickness.  Some 954t of gravels have been despatched to the dense media separation plant of which 42% have been processed to date. The rate of processing of the samples at the dense media separation facility has been increased with the introduction of double shift operations.

The high security diamond sorting facility has been put on double shifts in order to cope with the anomalously high volume of heavy minerals requir ing sorting. Concentrates have been sorted from 5 holes to date, with diamonds being recovered from every hole ..  Heavy minerals encountered include garnet, kyanite and staurolite .

Argosy is extremely encouraged by these significant results.  As stated in News Release 20-03 dated December 1, 2003, it is considered premature to disclose grade, carats recovered and price per carat until the entire LDA sampling exercise is completed and all concentrates sorted.

Simultaneously , the RAB drilling programme has continued defining extensions to the Megalodon and Sidewinder channels as well as an additional channel to the east of Sidewinder.

2)

CONCLUSION OF EMPOWERMENT AGREEMENT WITH UMNOTHO we SIZWE DIAMONDS PTY LTD

Mining Charter and Black Economic Empowerment

The South African Mining Charter creates opportunities for historically disadvantaged persons and enables the transfer of an equity interest in mining projects to take place in a transparent manner and at fair market value to enable a target of 15% ownership in 5 years and 26% in 10 years.

Argosy is pleased to announce successful conclusion to its negotiations with a Black Empowerment Group in South Africa regarding participation in its Albetros Diamond Project.

Argosy has concluded an empowerment transaction with Umnotho we Sizwe Diamond Company Pty Ltd, ("Umnotho") a subsidiary of Umnotho we Sizwe Investment Holdings Pty Ltd, one of the first mining empowerment companies in South Africa.  Argosy has been in discussions with Umnotho since 2002 regarding such empowerment transactions.

In terms of the agreement Umnotho will acquire a n immediate 15% interest in Albetros from the Albetros shareholders.    Argosy will make a further 5.5% of Albetros available to Umnotho at the time it exercises its option to acquire the remaining 85% of Albetros.  Umnotho will pay Argosy in cash for the 5.5% at that time.  In addition Umnotho will refund Argosy a linked percentage of its exploration expenditures on the Albetros project.

Umnotho has experience in diamonds in South Africa with partnerships with De Beers and Southern Era over the Naka Diamond Mine in the Northern Province.  In addition, Umnotho forms part of a consortium currently bidding for the Alexkor diamond operations at the mouth of the Orange River, as well as participating in a project over De Beers Dumps near Kimberley in South Africa.  Consequently Umnotho brings to the project experience in diamond projects and operating in the Northern Cape Province as well as contributing to the socio-economic development of communities and their environment.

Argosy is pleased to welcome Umnotho to this exciting project.

ON BEHALF OF THE BOARD

"Peter Lloyd"

Peter H Lloyd

Chief Executive Officer

Information in this report that relates to a statement of exploration results is based on information compiled by Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol).  Hugh Durey is a consultant to Argosy Minerals Inc. and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a competent person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and/or Reserves".

For further information contact:

Peter H Lloyd, Chief Executive Officer Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 22-03

December 15, 2003

ASX Symbol - AGY

ARGOSY ENTERS INTO AN OPTION AGREEMENT OVER CLAIMS COVERING A NORTHERN EXTENSION TO ITS GOLD CREEK PROJECT IN NEVADA, USA

Argosy Minerals Inc ("Argosy" trading as AGY on the ASX) is pleased to announce that it has entered into an option agreement over claims covering a northern extension to the gold-rich vein system, "Gold Creek", announced by Argosy on the 24th November 2003. The extension area is also located within the southern boundary area of Humboldt National Forest, some 100km north of the town of Elko.

The northern extension is covered by 33 unpatented mining claims ("Diamond Jim Mine Claims") that adjoin the Gold Creek claims located to the south.  Mineral rights on the claims are held by a private individual. The option agreement, at no cost, allows Argosy until May 2004 to decide on whether to continue exploring the Diamond Jim claim block and to negotiate terms that would govern any extension to the option.

The claims cover a past producing mine: the Diamond Jim Mine, located 2km northwest of the St. Elmo Mine, described in Argosy's announcement of 24 November 2003. Gold was reportedly first discovered in the district, known as the "Island Mountain District", around 1873. The earliest development at Diamond Jim probably commenced soon after 1873. It has been estimated that less than 9,000 tonnes were mined at Diamond Jim prior to 1954. Recorded production from 1954 to 1985 is: 23,108 oz silver, 152,350 kg lead with minor gold, zinc and copper.

Of interest to Argosy is not the base metal - silver mineralisation at the Diamond Jim Mine but rather the potential for high grade gold mineralisation to the east of the mine and the likelihood that this mineralisation may be a northerly extension to that at St. Elmo. An Induced Polarisation geophysical survey ("IP") completed by Golden Hope Mines Limited in 1998 identified a half km long roughly SSE - trending resistivity high on the eastern slopes of Rosebud Peak (0.5km NE of Diamond Jim mine). The resistivity high on Rosebud Peak has been described as being coincident with a fault zone that may be closely related to the fault controlling the gold mineralisation at St. Elmo. Surface rock chip sampling by Mason Exploration Associates Ltd along a 100m N-S zone above the resistivity high on the eastern slopes of Rosebud Peak returned highest assays: 6.25, 7.85, 9.3, 9.8, 11.97, 12.03, 15.15 and 15.43 g/t gold within quartz veins and breccia in quartzite.

Proposed work by Argosy, commencing in Spring 2004, will include a detailed surface mapping program designed to delineate the known outcropping high grade gold zone on Rosebud Peak, following which a decision will be made concerning an extension to the option.

Information in this report is based on information extracted from consultants' reports and has been compiled by George Katchan who is a member of the Australasian Institute of Mining and Metallurgy.

George Katchan is a full time employee of Argosy Minerals Inc. and has sufficient experience which is relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.